SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Infinity Augmented Reality, Inc.
(Name of Issuer)

Common stock, $0.00001 par value
(Title of Class of Securities)

45672T108
(CUSIP Number)

Eric Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Credit Strategies LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

37,876,107 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

37,876,107 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,876,107 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.2% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) Subject to the Ownership Limitations. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

ALS Capital Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,918,883

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,918,883

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,918,883

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Credit Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

47,794,990 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

47,794,990 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,794,990 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.1% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) Subject to the Ownership Limitations. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,550,081

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,550,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,081

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,550,081

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,550,081

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,550,081

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,452,497 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,452,497 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,452,497 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) Subject to the Ownership Limitations. See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,452,497 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,452,497 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,452,497 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.0% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) Subject to the Ownership Limitations. See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

77,797,568 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

77,797,568 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,797,568 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4% (1)

14.	TYPE OF REPORTING PERSON

IN

(1) Subject to the Ownership Limitations. See Item 5(a).

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, $0.00001 par value (the “Shares”), of Infinity Augmented Reality, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 228 Park Ave., S #61130, New-York NY, 10003-1502.

Item 2.	Identity and Background.

(a)           This statement is filed by Credit Strategies LLC, a Delaware limited liability company (“Credit Strategies”), ALS Capital Ventures LLC, a Delaware limited liability company (“ALS Ventures”), Platinum Credit Management LP, a Delaware limited partnership (“Platinum Credit Management”), Platinum Partners Liquid Opportunity Master Fund LP, a Cayman Islands exempted limited partnership (“PPLO”), Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”), Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA”), Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), and Mark Nordlicht. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Platinum Credit Management is the investment manager of Credit Strategies and ALS Ventures. Platinum Liquid Opportunity Management is the investment manager of PPLO. Platinum Management is the investment manager and general partner of PPVA. Mark Nordlicht is the Chief Investment Officer of each of Platinum Credit Management, Platinum Liquid Management and Platinum Management. By virtue of these relationships, each of Platinum Credit Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by Credit Strategies and ALS Ventures. By virtue of these relationships, each of Platinum Liquid Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by PPLO. By virtue of these relationships, each of Platinum Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by PPVA.

(b)           The business address of each of the Reporting Persons is 250 West 55th Street, 14th Floor New York, NY 10019.

(c)           The principal business of each of Credit Strategies, ALS Ventures, PPLO and PPVA is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Credit Management is serving as the investment manager of Credit Strategies and ALS Ventures. The principal business of Platinum Liquid Management is serving as the investment manager of PPLO. The principal business of Platinum Management is serving as the investment manager and general partner of PPVA. The principal occupation of Mark Nordlicht is serving as the Chief Investment Officer of each of Platinum Credit Management, Platinum Liquid Management and Platinum Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of PPVA and PPLO is organized under the laws of the Cayman Islands. Each of Credit Strategies, ALS Ventures, Platinum Credit Management, Platinum Liquid Management and Platinum Management is organized under the laws of the State of Delaware. Mark Nordlicht is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $6,418,933 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of Credit Strategies, ALS Ventures, PPLO and PPVA and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

On February 2, 2015, the Issuer and certain of its debenture holders and stockholders and their affiliates holding a majority of the Shares, including Credit Strategies, PPVA and ALS Ventures, entered into a definitive agreement to restructure a portion of the Issuer’s existing debt, provide for the assumption by certain of the stockholders of liabilities arising from the Issuer’s former business and serving as a first step in efforts to effect a recapitalization of the Issuer. Under the Master Agreement, dated as of February 2, 2015 (the “Master Agreement”), among the Issuer and these parties, it was agreed, among other things, that previously issued Issuer convertible debentures in the principal amount of approximately $8 million as well as warrants for a total of approximately 31 million Shares would be exchanged for shares of newly designated Preferred A Convertible Stock par value $0.00001 per share (the “Series A Preferred Stock”).

The holders of Series A Preferred Stock will have a liquidation preference of an aggregate of $6,634,256, plus interest of 1.2% per annum commencing from January 1, 2015 (“Liquidation Preference”) payable upon the liquidation, consolidation, merger of the Issuer or the sale of all of substantially all of the assets or outstanding share capital of the Issuer (“Deemed Liquidation”). Upon the occurrence of a Deemed Liquidation and after receipt of the Liquidation Preference, the holders of the Series A Preferred Stock are not entitled to share in the remainder of the proceeds of such transaction with other stockholders. Notwithstanding the foregoing, the holders of Series A Preferred Stock are not entitled to receive the Liquidation Preference if such holders would have received a payment exceeding the Liquidation Preference in any Deemed Liquidation.

The Series A Preferred Stock are to vote together with the Shares as a single class and shall not have any senior rights to the Shares other than the Liquidation Preference. At the option of the holder, the shares of Series A Preferred Stock are convertible into shares of Common Stock on a one-for-one basis as adjusted for subdivision, combination or consolidation of the Shares, stock dividends and other distributions. The Series A Preferred Stock automatically converts into Shares at the closing of a public offering of the Shares with net proceeds to the Issuer of at least $20,000,000 or upon the consent of the holders of a majority of the outstanding Series A Preferred Stock to so convert.

Pursuant to the Master Agreement, Credit Strategies, PPVA and ALS Ventures approved and agreed that the Issuer should take all steps necessary in order to reduce the number of record holders of the Shares to below 300 holders of record, which would cause the Issuer’s reporting obligations under The Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for suspension under Rule12h-3 or Section 15(d) thereunder, and cause the Shares to become eligible for termination of registration under Rule 12g-4 and Section 12(g) of the Exchange Act.

Subject to the successful completion of all of the transactions contemplated under the Master Agreement, including the suspension of the Issuer’s reporting obligations under the Exchange Act, and approval by the Issuer’s Board of Directors (the “Board”), parties to the Master Agreement comprising the holders of a majority of the Shares have agreed to seek further  investment in the Issuer for an aggregate purchase price of up to $5,000,000 at a pre-money valuation of no less than $6,000,000. Any investment would be on terms and conditions agreed to by the Board.

On April 6, 2015, the Issuer entered into a definitive agreement (the “Agreement”) relating to a private placement (the “Private Placement”), initially, of $1,250,000 in principal amount of the Issuer’s convertible notes (the “Notes”) to, among others, PPVA. By their terms, the Notes are convertible into shares of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”) which has not, as of the date hereof, been created. The Agreement provides that upon (and subject to) the filing by the Issuer with the Secretary of State of Nevada of an effective certificate of designation in respect of the Series B Preferred Stock (the “Milestone”), PPVA shall invest an additional $1,400,000 to purchase 60,162,114 additional shares of Series B Preferred Stock. Prior to the Milestone, the Notes are convertible into Shares at the option of the holder thereof.

Under the terms of the Notes, the occurrence of any of the following constitute events of default: (i) the Issuer’s failure to pay the principal or interest when due; (ii) the commencement of any bankruptcy or liquidation proceedings, or the appointment of a receiver or trustee over the whole or any part of the Issuer’s assets, provided that any of the aforementioned actions or proceedings is not canceled within 60 days of its commencement; or (iii) the levy of an attachment or the institution of execution proceedings against the whole or a substantial part of the Issuer’s assets, where such attachment or execution proceeding is not discharged within 60 days.

The Series B Preferred Stock shares shall have a liquidation preference of three (3) times the amount that has been invested plus 1.2% per year, provided that if the amount of proceeds to be received in an actual or deemed liquidation which be distributed on an as converted basis prior to calculating of the liquidation preference, the preferred shares will instead be converted into Shares. The Series B Preferred Stock may be converted into Shares at any time and shall be automatically converted into Shares if the Issuer has a public offering raising at least $20 million. The Series B Preferred Stock will have special approval rights, will have a right to elect a director, a preemptive right, drag along rights and a right of first refusal.

The foregoing description of the Master Agreement, the Series A Preferred Stock Designation, the Agreement and the Notes do not purport to be complete and are qualified in their entirety by reference to the Master Agreement, the form of Certificate of Designation of Series A Preferred Stock, the Agreement and the form of Note, copies of which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4, hereto, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 110,390,005 Shares outstanding as disclosed in Amendment No. 1 to the Issuer’s preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 23, 2015.

As of the date hereof, Credit Strategies owned directly 3,829,994 Shares and may be deemed to have beneficially owned an additional (i) 24,019,094 Shares underlying Series A Preferred Stock, (ii) 10,027,019, Shares underlying currently convertible Notes and (iii) 5,000,000 Shares underlying the CS Master Options (defined and described in Item 6 below), constituting approximately 26.2% of the Shares outstanding subject to the Ownership Limitations (defined and described in Item 6 below). By virtue of their relationships with Credit Strategies discussed in further detail in Item 2, each of Platinum Credit Management and Mark Nordlicht may be deemed to beneficially own the Shares beneficially owned by Credit Strategies.

As of the date hereof, ALS Ventures owned directly 9,918,883 Shares, constituting approximately 9.0% of the Shares outstanding. By virtue of their relationships with ALS Ventures discussed in further detail in Item 2, each of Platinum Credit Management and Mark Nordlicht may be deemed to beneficially own the Shares beneficially owned by ALS Ventures.

As of the date hereof, PPLO owned directly 3,829,994 Shares and may be deemed to have beneficially owned an additional 10,027,019, Shares underlying currently convertible Notes, constituting approximately 2.3% of the Shares outstanding. By virtue of their relationships with PPLO discussed in further detail in Item 2, each of Platinum Liquid Management and Mark Nordlicht may be deemed to beneficially own the Shares beneficially owned by PPLO.

As of the date hereof, PPVA owned directly 476,223 Shares and may be deemed to have beneficially owned an additional (i) 26,976,274 Shares underlying Series A Preferred Stock owned directly by it, (ii) 5,928,780 Shares underlying the Options (defined and described in Item 6 below) and (iii) 12,500,000 Shares underlying the CS Master Options (defined and described in Item 6 below), constituting approximately 20.0% of the Shares outstanding, subject to the Ownership Limitations defined and described in Item 6 below. By virtue of their relationships with PPVA discussed in further detail in Item 2, each of Platinum Management and Mark Nordlicht may be deemed to beneficially own the Shares beneficially owned by PPVA.

(b)           Each of Credit Strategies, Platinum Credit Management and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by Credit Strategies.

Each of ALS Ventures, Platinum Credit Management and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by ALS Ventures.

Each of PPLO, Platinum Liquid Management and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by PPLO.

Each of PPVA, Platinum Management and Mark Nordlicht have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by PPVA.

(c)           Not applicable.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 26, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

PPVA has acquired from Seventeenth Associates LLC the option to purchase at any time prior to 5:00 P.M., New York City time on December 31, 2023, 1,976,250 Shares, at an exercise price per share of one-half-cent per share, subject to adjustment (the “Seventeenth Associates Option”).

PPVA has acquired from Ocean Parkway Associates LLC the option to purchase at any time prior to 5:00 P.M., New York City time on December 31, 2023, 1,976,250 Shares, at an exercise price per share of one-half-cent per share, subject to adjustment (the “Ocean Parkway Associates Option”).

PPVA has acquired from Village Path Associates LLC the option to purchase at any time prior to 5:00 P.M., New York City time on December 31, 2023, 1,976,250 Shares, at an exercise price per share of one-half-cent per share, subject to adjustment (the “Village Path Associates Option” and, collectively with the Seventeenth Associates Option and the Ocean Parkway Associates Option, the “Options”).

The Options prohibit the holder to exercise any of such options to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 9.99% of the outstanding shares of the Issuer’s Common Stock (the “9.99% Ownership Limitation”).

PPVA has acquired from CS Master Holdings, LLC the option to purchase at any time prior to 5:00 P.M., New York City time on April 5, 2016, 12,500,000 Shares, at an exercise price per share of one-half-cent per share, subject to adjustment (the “PPVA CS Master Option”).

Credit Strategies has acquired from CS Master Holdings, LLC the option to purchase at any time prior to 5:00 P.M., New York City time on April 5, 2016, 5,000,000 Shares, at an exercise price per share of one-half-cent per share, subject to adjustment (the “Credit Strategies CS Master Option” and, together with the PPVA CS Master Option, the “CS Master Options”).

The CS Master Options prohibit the holder to exercise any of such options to the extent that, after such exercise, the number of shares of the Issuer’s Common Stock beneficially owned by the holder and its affiliates would result in beneficial ownership (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) by such holder and its affiliates of more than 4.99% of the outstanding shares of the Issuer’s Common Stock (the “4.99% Ownership Limitation” and, together with the 9.99% Ownership Limitation, the “Ownership Limitations”)

Reference is made to the Master Agreement, the Series A Preferred Stock Designation, the Agreement and the form of Note, defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4, hereto, respectively, and are incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Master Agreement between the Company, Credit Strategies LLC, Platinum Partners Value Arbitrage Fund L.P., ALS Capital Ventures LLC, SBO Trust U/A/D 4/13/10, MJSYRL Inc., CS Master Holdings LLC, Moshe Oratz, and Singulariteam Fund L.P. (f/k/a Genesis Angels Fund, LP), dated February 2, 2015 (incorporated herein by reference to Exhibit 10.1 of Infinity Augmented Reality, Inc.’s Current Report on Form 8-K filed February 5, 2015) (File No. 000-53446).

99.2           Amended and Restated Certificate of Designation for Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of Infinity Augmented Reality, Inc.’s Current Report on Form 8-K filed February 5, 2015) (File No. 000-53446).

99.3           Series B Preferred Share Purchase Agreement between Infinity Augmented Reality, Inc. and the investors thereof, dated April 6, 2015 (incorporated herein by reference to Exhibit 10.2 of Infinity Augmented Reality, Inc.’s Current Report on Form 8-K filed April 8, 2015) (File No. 000-53446).

99.4           Form of Convertible Promissory Note.

99.5           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	June 26, 2015

CREDIT STRATEGIES LLC

By:	Platinum Credit Management LP Investment Manager

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

ALS CAPITAL VENTURES LLC

By:	Platinum Credit Management LP Investment Manager

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM CREDIT MANAGEMENT LP

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND LP

By:	Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:	Platinum Management (NY) LLC, as Investment Manager

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Daniel Mandelbaum
	Name:	Daniel Mandelbaum
	Title:	Chief Financial Officer

/s/ Mark Nordlicht
MARK NORDLICHT